February 18, 2009
Mr. Gary Todd, Reviewing Accountant
Ms. Mary Beth Breslin, Senior Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

RE:	Brightpoint, Inc.
Form 10-K for year ended December 31, 2007
Filed February 29, 2008
File No. 001-12845
Dear Ms. Breslin and Mr. Todd,
The purpose of this letter is to respond to the staff’s comment set forth in your letter dated January 30, 2009. For your convenience, we have preceded our response with a copy (in bold type) of the staff’s comments.
Form 10-K for the year ended December 31, 2007
Executive Compensation, page 84
1.	We note your response to prior comment 3. Please expand your justification for why you believe disclosing the historical objectives and performance goals for a past year would “give competitors a window into [y]our long-term strategy.” Tell us why a past year’s objectives would necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these objectives or different objectives altogether. Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy? Also disclose in more detail how disclosing the financial targets used in the past year would result in competitive harm.
          In future filings we will disclose our financial targets for the immediately completed fiscal year to the extent said information directly impacts executive compensation for that year. Moreover, we will disclose the categories within which our strategic performance objectives are measured by our Compensation and Human Resources Committee. We believe these enhanced disclosures, will provide our shareholders with all material information necessary to understand our executive compensation structure, while protecting their interests in maintaining our competitive position in the marketplace and enabling us to retain our key talent.

We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions or comments, please contact me at 317-707-2411.
Sincerely,
Brightpoint, Inc.

/s/ Steven E. Fivel
By: Steven E. Fivel
Executive Vice President, General Counsel and Secretary